

September 28, 2011

Via E-mail
Zhen Zhen Peri
Chief Financial Officer
China Marketing Media Holdings, Inc.
RMA 901, KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, People's Republic of China

Re: **China Marketing Media Holdings, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2010**
**Filed March 31, 2011**
**Form 10-Q for the Quarterly Period Ended June 30, 2011**
**Filed September 22, 2011**
**File No. 000-51806**

Dear Ms. Peri:

We have reviewed your response dated September 21, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 21

1. We note your response to prior comment three of our letter dated September 6, 2011. Rather than merely reciting the information as seen on the face of your cash flow statement, please discuss the underlying reasons and causes of the changes. For instance your discussion should explain why prepaid expense increased. If large orders were placed to satisfy demand please disclose this fact. Similarly explain qualitatively why

accounts payable and deferred revenues increased and any significant changes in various line items that would enable a reader to better understand your cash flows.

Note 2. Summary of Significant Accounting Policies, page F-10

Restrictions on transfer of assets out of the PRC, page F-19

2.  We note your response to prior comment 11 of our letter dated September 6, 2011 and your intent to remove this disclosure from the footnotes and instead include the related disclosure as a risk factor. We believe disclosure within management's discussion and analysis or within the notes to the financials is appropriate.  We would not object if you prefer to provide disclosure in more than one area of your document.  Please also revise your disclosure quantify the amount of net assets restricted as previously requested.  See FASB ASC 440-10-50-1.

Note 6. Related Party Transactions With An Affiliate, page F-20

3.  We note your response to prior 12 of our letter dated September 6, 2011.  Your response states you consider CMO to be a variable interest entity (VIE) and accordingly you consolidate its operations.  In this regard, however we note you disclose you have a receivable from CMO as of December 31, 2010 and 2009 totaling $3,020,402 and $2,685,944, respectively.   Intercompany receivables and payables are generally eliminated in consolidation.  Please explain your basis under GAAP for including a receivable due from CMO.   Please explain whether CMO recorded a corresponding liability to you and whether it was eliminated in consolidation or not. Please revise as necessary.

4.  Please disclose the carrying amount and classification of the consolidated VIE's assets and liabilities. See FASB ASC 810-10-50.

5.  Please include a qualitative discussion of any restrictions on assets of the VIE.  Please present separately on your balance sheets assets of the VIE that can only settle obligations of the VIE and liabilities for which creditors do not have recourse to your general credit as the primary beneficiary.  See FASB ASC 810-10-50.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1. Financial Statements, page F-2

Balance Sheet, page F-2

6.  We note you have made material advances to your suppliers.  Please explain and revise your disclosure to discuss the nature of these advances, the status of your order and related supplies you intend to purchase.

7. Due from affiliates reflects an increase of $2,299,693 to approximately $6 million as of June 30, 2011. Please explain why your statement of cash flows for the six months ended June 30, 2011 discloses cash proceeds to you instead of cash outflows.

Note 2. Summary of Significant Accounting Policies, page F-8

Cash, page F-9

8. We note your response to prior comment eight of our letter dated September 6, 2011 and your intent to include expanded disclosure with regards to cash and cash equivalents in future filings. Unlike some of your other responses which we were able to locate revised disclosure in your June 30, 2001 Form 10-Q, we were not able to locate your revised cash and cash equivalents disclosure. Please provide this disclosure in future filings.

Note 6 – Other Receivables, page F-18

9. Advances represent a material portion of balance sheet. Please revise your disclosure to discuss the nature of the advances to third parties and employees and their repayment terms.

Note 7 – Advance to Unrelated Party, page F-18

10. We note you made a material advance to Mr. Yu Feng to establish a business relationship and possible partnership. Given the magnitude of the advance please expand your disclosure to include the nature of a possible business partnership. Also, we note you secured a short-term bank loan in the same amount as the advance you made to Mr. Feng. Please tell us why Shenzhen Junwei Investment and Development Co. pledged its shares of Beijing Fuxing Xiaocheng Electronic Technology Stock Co., Ltd. for your bank loan which you then advanced to Mr. Feng unsecured.

Note 8 – Deposit on Purchase of Real Estate, page F-18

11. Please tell us why you are still waiting to receive title to the property or advise us of when you received title to the property. Also, tell us if the deposit in the amount of $2,994,059 is the total purchase price for the residential units. If not, please disclose the total purchase price. In future filings, please expand your disclosure to explain the delay or provide the date you acquired the property and received title.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

Critical Accounting Policies, page 12

12. Please expand your revenue recognition policy to clarify the nature of items comprising deferred revenues.

Zhen Zhen Peri
China Marketing Media Holdings, Inc.
September 28, 2011
Page 4

   You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

           Sincerely,

           /s/ Andrew D. Mew

           Andrew D. Mew
           Accounting Branch Chief


cc: F. Alec Orudjev, Esq.
   Cozen O'Connor